                                   PRRN 14A/A
                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT
                           SECTION 14(A) INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the
                        Securities Exchange Act of 1934

    Filed by the Registrant / /
    Filed by a party other than the Registrant /X/

    Check the appropriate box:
    /X/  Preliminary proxy statement
    / /  Definitive proxy statement

                             CHOICES ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                              COMMITTEE FOR CHANGE AT CHOICES
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

/X/  No fee required.
/ / $500 per each party to the controversy pursuant to the Exchange Act Rule 14a-6(i)(3).
/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
     (1) Title of each class of securities to which transaction applies:
         -----------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies:
         -----------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11(1).
         -----------------------------------------------------------------------
     (4) Proposed maximum aggregate value of transaction:
         -----------------------------------------------------------------------
     (5) Total fee paid:
         -----------------------------------------------------------------------

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount previously paid:
         -----------------------------------------------------------------------
     (2) Form, Schedule or Registration No.: PRRN 14A/A
         -----------------------------------------------------------------------
     (3) Filing party: Committee for Change at Choices
         -----------------------------------------------------------------------
     (4) Date filed:  April 17, 1998
         -----------------------------------------------------------------------


(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

                        COMMITTEE FOR CHANGE AT CHOICES
                                10770 WILES ROAD
                       CORAL SPRINGS, FLORIDA 33076-4681
                           TELEPHONE: (954) 752-4289

                            ------------------------

                       NOTICE OF SOLICITATION OF CONSENTS

                             ---------------------

TO OUR FELLOW STOCKHOLDERS:

    This solicitation of the stockholders of the common and preferred stock of Choices Entertainment Corporation (the "Company") is being made by a group of stockholders organized under the name Committee for Change at Choices (the "Committee"). See "Security Ownership of the Committee." The purpose of this solicitation is to obtain sufficient written consents in favor of the following proposed stockholder actions:


(1) To remove Ronald Martignoni and Fred Portner (the "Named Directors"), two of the existing three directors of the Company; and

(2) To elect a slate of two new directors consisting of Thomas Renna and George D. Pursglove.


    This solicitation of the stockholders of the Company (the "Stockholders") is made by the persons and for the purposes stated herein. This Solicitation Statement should be read carefully. This Solicitation Statement is being distributed to persons or entities known by the Committee to be Stockholders. The record date for determining stockholders entitled to consent to the corporate action proposed herein in writing without a meeting shall be the first date on which a signed written consent in the form of written consent included herewith is delivered to the Company at its registered office address in the State of Delaware (the "Record Date"). The period within which Stockholders may sign and submit written consents to the actions proposed herein shall commence on the date of this Solicitation Statement and continue for a period of sixty (60) days (the "Solicitation Period"). See "Revocability of Written Consent."


                                          Committee for Change at Choices
                                          on behalf of its member by:

                                          Thomas Renna, Co-Chairman
                                          George D. Pursglove Co-Chairman

Coral Springs, Florida
April   , 1998

--------------------------------------------------------------------------------

PLEASE COMPLETE, DATE AND SIGN THE ATTACHED WRITTEN CONSENT AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE TO ASSURE REPRESENTATION OF YOUR SHARES. ANY STOCKHOLDER GIVING A WRITTEN CONSENT MAY NOT REVOKE IT. ALL WRITTEN CONSENTS SHALL EXPIRE UPON THE LAPSE OF THE SOLICITATION PERIOD.
--------------------------------------------------------------------------------

                        COMMITTEE FOR CHANGE AT CHOICES
                                10770 WILES ROAD
                       CORAL SPRINGS, FLORIDA 33076-4681
                           TELEPHONE: (954) 752-4289

                             SOLICITATION STATEMENT
            INFORMATION CONCERNING SOLICITATION AND WRITTEN CONSENTS

GENERAL

    The enclosed form of written consent is solicited by the Committee for Change at Choices (the "Committee") to take certain action as more fully set forth herein. The Committee's address is 10770 Wiles Road, Coral Springs, Florida 33076-4681. Copies of these solicitation materials were first mailed to
certain Stockholders on or about April   , 1998.


RECORD DATE; OUTSTANDING SHARES

    Only persons believed by the Committee to be holders of shares of the Company's common stock, par value $.01 (the "Common Stock") and Series C Preferred Stock, par value $.01 (the "Preferred Stock") (together the Common Stock and Preferred Stock are referred to herein as the "Voting Stock"), will be provided the Solicitation Statement. Only written consents received on or prior to the first date on which a signed written consent in the form included herewith (the "Written Consent") is delivered to the Company at its registered office address in the State of Delaware (the "Record Date") will be counted in determining the results of this solicitation. A Stockholder must be a holder of shares of Voting Stock on the Record Date to validly grant a Written Consent. As of November 12, 1997 22,004,395 shares of Common Stock and 109 shares of Preferred Stock were issued and outstanding. Each share of Preferred stock is entitled to vote the equivalent of 40,000 shares of Common Stock. The Common and Preferred Stock vote as a single class and therefore represent total votes of 26,364,395. There are no other voting securities of the Company outstanding. In accordance with Delaware General Corporation Law ("DGCL") and the Company's Bylaws (as amended), Written Consents of a majority of all shares outstanding and entitled to vote for the election of directors of the Company are required to remove directors of the Company. The election of directors of the Company by written consent requires Written Consents having not less than the minimum number of votes that would be necessary to elect directors at a meeting at which all shares entitled to vote thereon were present and voted. Written Consents representing a majority of all shares outstanding and entitled to vote are sufficient to elect the director nominees.

REVOCABILITY OF WRITTEN CONSENT

    Any Stockholder giving a Written Consent may not revoke it during the pendency of the Solicitation Period. The Written Consent as tendered will either be in the majority and therefore effective in taking the proposed action or it will expire by its terms at the end of the Solicitation Period if an insufficient number of Written Consents are obtained. The Committee will notify Stockholders, within ten (10) days, in writing, of the success of the solicitation or the lapse of the Solicitation Period, whichever first occurs.

VOTING AND SOLICITATION

    When the enclosed Written Consent is properly executed and returned, the shares of the Voting Stock it represents will be counted IN FAVOR of (i) removing the Named Directors of the Company, and (ii) electing the slate of directors as set forth in this Solicitation Statement. Stockholders will be entitled to one vote for each share of Common Stock and 40,000 votes for each share of Preferred Stock held on the Record Date. See "REMOVAL AND ELECTION OF DIRECTORS - VOTE REQUIRED."

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

    The following table sets forth certain information regarding ownership of the Company's Common Stock, as of April 15, 1997, as contained in a Form 10KSB, as amended, filed by the Company with the SEC on or about April 29, 1997, by:
(i) each person who is known by the Company to own beneficially more than five percent (5%) of the combined number of votes attributable to all shares of Common and Preferred Stock outstanding on that date, (ii) each director (Messrs. Sink, Martignoni and Portner), (iii) the Chief Executive Officer (Ronald W. Martignoni) and (iv) all executive officers and directors as a group. The Committee assumes no responsibility for the accuracy of the information contained in the table below at the date of this Solicitation Statement.

                                                                      SHARES OF COMMON STOCK
                                                                        BENEFICIALLY OWNED,
                                                                      INCLUDING PERCENTAGE(1)
                                                                     -------------------------
NAME AND ADDRESS
-------------------------------------------------------------------
Attel & Cie, S.A...................................................    2,601,112       (11.8%)
Via Nassa 58
6901 Lugano, Switzerland

John Maioriello....................................................    1,826,000(2)     (7.8%)
3416 The Strand
Manhattan Beach, CA 90266

John A. Boylan.....................................................    1,442,000(3)     (6.2%)
509 Kinsale Road
Timonium, MD 21093

Ronald W. Martignoni...............................................    1,425,000(4)     (6.1%)
6 Chadwick Court
Voorhees, NJ 08043

James D. Sink......................................................    1,041,650        (4.7%)
800 Federal Boulevard
Carteret, NJ 07008

Fred E. Portner....................................................      190,000(5)      *
121 Montgomery Place
Alexandria, VA 22314

All executive officers and directors as a Group (four persons).....    2,931,650       (11.5%)

------------------------
*   Less than 1%.

(1) Beneficial Ownership is determined in accordance with the rules of the Securities Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock or Preferred Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrant but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as may be indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common and Preferred Stock shown as beneficially owned by them.

(2) Includes 1,500,000 shares of Common Stock issuable upon exercise of fully-vested nonqualified stock options.

(3) Includes 1,000,000 shares of Common Stock issuable upon exercise of fully-vested 1991 Management Options and 375,000 shares of Common Stock issuable upon exercise of fully-vested 1994 Management Options.

(4) Includes 1,050,000 shares of Common Stock issuable upon exercise of fully-vested 1991 Management Options and 375,000 shares of Common Stock issuable upon exercise of fully-vested 1994 Management Options.

(5) Represents 100,000 shares of Common Stock issuable upon exercise of fully-vested nonqualified stock options and 90,000 shares of Common Stock issuable upon exercise of fully-vested 1994 Management Options.

SECURITY OWNERSHIP OF THE COMMITTEE

    The following table sets forth certain information regarding the ownership of shares of the Voting Stock of the Committee as of February 9, 1998.

NAME                                                                  AMOUNT
AND ADDRESS(1)                                                    AND NATURE OF
OF BENEFICIAL                                                       BENEFICIAL        PERCENT
OWNER                                                              OWNERSHIP(2)     OF CLASS(3)
---------------------------------------------------------------  ----------------  -------------
Thomas Renna (co-Chair)........................................       165,500(4)         *
George Pursglove (co-Chair)....................................
Cary Palulis...................................................       268,000(5)          1.0%
Harold Hamburg.................................................       490,000(6)          1.8
William M. Goatley.............................................     1,073,500(7)          4.4
Mark and Barbara Raifman.......................................     1,154,900(8)          4.6
Carl Shaifer...................................................     2,037,000(9)          8.2
Frank H. Harvey................................................       401,000(10)         1.6
P.L. Anderson, Jr..............................................       405,000(11)         1.6
Gail A. Ramey..................................................       644,000(12)         2.5
Kenneth Hiniker................................................     1,064,500(13)         4.0
Leon Barnard...................................................       108,300            *
Alberta Tabony.................................................        44,000            *
Margaret Stone.................................................       134,000            *
Franklin A. Stone..............................................       399,450             1.5
Maurice and Susan Matson.......................................       250,000            *
Gary Welchman..................................................       193,000            *
Max Scheuerer..................................................       362,000             1.4
David Beckman..................................................       245,100            *
Coleman Goldberg...............................................        77,200            *
D.J. Stone.....................................................       111,250            *

NAME                                                                  AMOUNT
AND ADDRESS(1)                                                    AND NATURE OF
OF BENEFICIAL                                                       BENEFICIAL        PERCENT
OWNER                                                              OWNERSHIP(2)     OF CLASS(3)
---------------------------------------------------------------  ----------------  -------------
Philip Mumford.................................................       159,872            *
Jerome Neidfelt................................................       400,000             1.5
Beverly L. Fader...............................................       202,000            *
Gerald Bing....................................................        80,000            *
Wendell and Grazina Standridge.................................        90,000            *
Fred and Sandy Borke...........................................        39,500            *
Robert E. Lapides..............................................        84,200            *
Peter Renna....................................................        20,000            *
Gail Raifman...................................................       166,800            *
Thomas Povinelli and Anna Saras................................       106,123            *
Al Riccardi....................................................       655,170             2.5
Madeline Esposito..............................................        57,534            *
Kenneth Stilger................................................       506,500             1.9
George Cannan..................................................       350,000             1.3
Anna Tolson....................................................        20,000            *
Carmen Malagisi................................................        41,000            *
George Cannan, Jr..............................................        85,000            *
Carlos Diaz....................................................        11,000            *
Nancy Renna....................................................         6,000            *
R. Neil and Gale F. Lively.....................................        47,500            *
Kathy Travis...................................................         1,833            *
Michael Desaye.................................................        86,000            *
Stacy Cannan...................................................        54,100            *
Caroline P. Costante...........................................        33,287            *
Rudy and Carlene Kreutzjans....................................        99,000            *
Joseph and Fullenkamp..........................................        40,000            *
H. Bryan Lewis.................................................        60,000            *
Jonathan Votel.................................................        70,000            *
Larry Feeney...................................................       200,000            *
Richard P. Hollingsworth.......................................        15,000            *
Marc R. Van Ness...............................................        90,000            *
                                                                 ----------------       -----
Totals.........................................................    13,861,119           51.58%
                                                                 ----------------       -----
                                                                 ----------------       -----

------------------------
    * Represents beneficial ownership of less than 1% of the outstanding shares of the Voting Stock.

     (1) Unless otherwise indicated, the address of the beneficial owner is c/o the Committee, 10770 Wiles Road, Coral Springs, Florida 33076-4681.

     (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Voting Stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for calculating the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for calculating the percentage of any other person. Except as indicated by footnote, and except for voting or investment power held jointly with a person's spouse, the persons named in the table have sole voting and investment power with respect to all shares of capital stock shown beneficially owned by them.

     (3) Percentage is calculated based upon 26,364,395 shares of Voting Stock outstanding on November 12, 1997.

     (4) Includes warrants to acquire 1.8 shares of Series C Preferred Stock ("Preferred Stock").

     (5) Includes 3.2 shares of Preferred Stock and warrants to acquire .3 shares of Preferred Stock.

     (6) Includes 9.6 shares of Preferred Stock and warrants to acquire .9 shares of Preferred Stock.

     (7) Includes 24 shares of Preferred Stock and warrants to acquire 2.25 shares of Preferred Stock.

     (8) Includes 16 shares of Preferred Stock and warrants to acquire 1.5 shares of Preferred Stock.

     (9) Includes 36.8 shares of Preferred Stock and warrants to acquire 3.45 shares of Preferred Stock.

    (10) Includes 6.4 shares of Preferred Stock and warrants to acquire .6 shares of Preferred Stock.

    (11) Includes 4.8 shares of Preferred Stock and warrants to acquire .45 shares of Preferred Stock.

    (12) Includes 6.4 shares of Preferred Stock and warrants to acquire .6 shares of Preferred Stock.

                       REMOVAL AND ELECTION OF DIRECTORS

    The Company's Articles of Incorporation and Bylaws provide that directors shall serve for a period of one year(s) and until the election and qualification of their successors. Director's currently elected at the last Stockholders' Meeting have held their positions for more than one year. Newly elected directors will each serve for a term of one year and until the election and qualification of their successors, and it is intended that properly executed Written Consents will be counted FOR the nominees named below. If any nominee is unable or declines to serve as a director at the effective time of the actions proposed to be taken herein, the remaining directors may appoint a person to fill the vacancy or leave the vacancy unfilled at their discretion, but in no event does the Written Consent confer the ability or authority to any individuals to exercise any discretion to vote for any substitute proposed by the Board of Directors or otherwise. It is not anticipated that any nominee listed below will be unable or will decline to serve as a director.

NOMINEES FOR DIRECTOR

    The names of the nominees, their ages, and certain biographical information are set forth below.


    THOMAS RENNA, 33, is employed by Consolidated Merchandising Services, Inc. ("CMSI") as a Vice President of Sales and has occupied that position since February 1, 1998. Mr. Renna's responsibilities in the position include initiating sales calls to secure new accounts for CMSI as well as advising CMSI as to its capital raising activities. CMSI is a company which provides "in-store" merchandising and product assembly and sales services primarily on behalf of branded product manufacturers or retail companies. CMSI is a company controlled by George D. Pursglove. Prior to that, Mr. Renna was Vice President of Sales of SSNN, Inc., ("SSNN") and held that position since October 28, 1997. SSNN, is a start-up company providing an internet website which offers company and stock information on small and micro-cap companies. Mr. Renna's responsibilities included securing new subscribers for the SSNN service and advising SSNN as to its capital raising activities. Mr. Renna was employed as a Vice President, Investments at Texas Capital Securities from February 1995 to October 1997. From February 1992 to January 1995, Mr. Renna was a Vice President of Investments at Berkeley Securities. In his positions with Texas Capital Securities and Berkeley Securities Mr. Renna was a stockbroker serving the investment needs of his customers including the buying and selling of securities.


    GEORGE D. PURSGLOVE, 47, has served as the Chairman, President and Chief Executive Officer of Consolidated Merchandising Services, Inc. ("CMSI") since the Company's incorporation in January 1997. Prior to that, Mr. Pursglove was President of Consolidated Business Group, Inc., a business management company offering consulting services for closely held consumer product companies. From March 1993 through November of 1995, Mr. Pursglove served in the position of Director of Merchandising for Office Depot's contract/commercial division and as Senior Divisional Merchandise Manager. From April of 1992 through March of 1993, Mr. Pursglove held the position of Divisional Merchandise Manager for the Price Company. From August of 1991 through April of 1992, Mr. Pursglove was a business consultant functioning in the role of merchandising/marketing liaison reporting directly to the Presidents/CEO or owner. From August of 1988 through August of 1991, Mr. Pursglove was Senior Vice President General Merchandise Manager and co-founder of HQ Office Supply Warehouse, Inc. From August of 1983 through August of 1988, Mr. Pursglove held the position of merchandise manager and was one of the original group of key management personnel who were instrumental in the start-up of Home Club (now called Home Base), a chain of home improvement warehouse stores. Prior to 1983, Mr. Pursglove held various positions of increasing responsibilities with NAVRESO, FedMart and the Two Guys organizations. Mr. Pursglove serves as a company director and adviser for Achiever Shredders and Office Product Company, Inc. and Sims Communications, Inc.


CERTAIN RELATIONSHIPS

    In his capacity as a stockbroker and while employed by Texas Capital Securities, Mr. Renna had some customers who were involved in a contested election for control of the Company in 1996. Mr. Renna had no involvement in this contested election other than as performing the usual and customary duties associated with being a stockbroker and advising his clients as to the various implications to them of the contested election. Prior to late 1997, Mr. Renna was not acquainted with Mr. Pursglove and had not worked with him.


    On October 29, 1997 Mr. Renna purchased 45,000 shares of Common Stock for $2,688. On December 11, 1997 Mr. Renna purchased 45,000 shares of Common Stock for $3,151. Each of these purchases was made in the open market.


    Mr. Pursglove has had no past involvement with any of the efforts to change control of the Company. Prior to late 1997, Mr. Pursglove was not acquainted with Mr. Renna and had not worked with him.


Mr. Kenneth Hiniker, a member of the Committee, has advanced $25,000 to the Committee to pay the retainer to the law firm which is preparing and filing this Solicitation Statement with the SEC.

CERTAIN INTERESTS OF THE DIRECTOR NOMINEES

    If sufficient Written Consents are obtained by the Committee then the director nominees will become members of and may control the Board of Directors of the Company. Although the director nominees have represented that they will serve the Company without compensation there is no assurance that once in control of the Board of Directors they will not vote to grant themselves stock options, restricted stock, director fees and other forms of remuneration. Accordingly, it may be considered by Stockholders that the director nominees have an interest in the results of this solicitation of Written Consents.

VOTE REQUIRED

    The Named Directors will be removed and the director nominees will be elected when and if Written Consents representing a majority of all shares of Voting Stock outstanding and entitled to vote are received indicating consent to removal of the Named Directors and election of the director nominees. Shares of Voting Stock held by persons who abstain from granting Written Consent and "broker non-votes" will not be counted in the results of this solicitation.


    Written Consents received by the Committee will be counted based on the information contained on the Written Consent. The Committee will determine the voting power represented by the Written Consent based on the information contained on the face of the Written Consent and will continue to accumulate Written Consents until such time as Written Consents sufficient to take the actions proposed herein have been received, after which time the Committee will forward the Written Consents to the Company in the manner required by the DGCL. At and after that time, it is the Committee's view that it is the Company's responsibility to determine whether the persons granting Written Consents are shareholders of record under Delaware law. The Committee will accept as true that all Written Consents are valid as granted and proceed to take the actions described in this Solicitation Statement, subject to certain conditions as more fully set forth elsewhere in this Solicitation Statement.

BOARD MEETINGS AND COMMITTEES

    Immediately following the receipt of sufficient Written Consents to remove the Named Directors and elect the director nominees, the newly elected directors intend to hold a meeting at which they will validate and confirm the results of the Written Consent solicitation and conduct such further business as is required to effect the objectives of the Committee as set forth herein.

COMPENSATION OF DIRECTORS

    The newly elected directors intend to serve the Company without compensation until such time as the objectives of the Committee as set forth herein are achieved. The newly elected directors may be reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with their activities on behalf of the Company.

               REASONS FOR THIS EXTRAORDINARY STOCKHOLDER ACTION

    The Committee for Change at Choices is seeking removal and replacement of certain members of the Board of Directors based on their concern that if Messrs. Martignoni and Portner remain in control of the Company, then all of the remaining assets of the Company will be dissipated and current stockholders will have nothing left of value represented by their shares of Voting Stock in the Company.

     The last quarterly report for the Company on Form 10QSB indicates total assets at September 30, 1997 of $486,186, including $203,073 cash and $243,000 in an escrow account. The liabilities indicated are substantially accrued merger and acquisition costs and accrued professional fees. The Committee believes that the liabilities are subject to dispute. The Committee cannot know the exact status of these liabilities unless and until its proposed actions are taken. The dissipation occurs when salaries and other expenses judged to be non-essential by the Committee continue to be incurred. The Company's most recently filed Form 10K for the period ending December 31, 1997 discloses that the Company on December 22, 1997 negotiated an early termination to the escrow account and received $211,000 as a result. The Form 10K also indicates that only about $35,000 is left of the $211,000 received by the Company.

    According to section 141(k) of the DGCL, any director or all of them may be removed from office, with or without cause. Therefore, the Committee and the Stockholders are not required, as a matter of state law, to specify the reasons why they seek to remove the Named Directors.

    The Committee would, however, like its fellow Stockholders to consider the following:

           - Since inception, the Company has not operated profitably and has accumulated a deficit of $21,622,376;

           - All of the Company's assets have been sold in a transaction approved by the Stockholders pursuant to a proxy statement which did not contain a fairness opinion by an objective third party that the transaction was fair to the Stockholders; and, the Committee believes that the transaction was not covered by such an opinion.


           - Management has until very recently continued to pay or otherwise accrue their own salaries, even when there is substantially nothing left of the operating business of the Company.

    The Committee is aware that Mr. Martignoni has taken a job with another unrelated company but has entered into a consulting agreement with the Company providing for the payment to him of $5,000 per month until April 30, 1998, unless extended by the Company. Pursuant to the agreement, Mr. Martignoni will remain as President, Chief Executive Officer and Chairman of the Board of Directors.

                        THE COMMITTEE'S PLAN FOR CHANGE

    The Committee believes that the record is clear that the business affairs of the Company have been badly mismanaged and to the benefit of certain entrenched management. If this situation continues, there will be little left of the Company to salvage or resurrect in the form of a forward or reverse merger or other business combination with another company needing a publicly traded corporate entity as a means to achieve such company's financial objectives.

    Upon their election to the Company's Board of Directors, Messrs. Renna and Pursglove intend on taking numerous steps to protect and enhance Stockhholder value. Stockholders being solicited to grant Written Consent to the Committee's proposals are cautioned that there is no assurance that any one of the following steps or all of them will be undertaken or that, if undertaken, such step or steps will be successful in enhancing Stockholder value. Further, Stockholders should be aware that the Named Directors the Committee is seeking to remove may also have the same or similar plans for the Company to enhance Stockholder value. The Committee believes, however, that based on the past experience of the Company with present management, little confidence should be placed in present management that they can achieve any significant increase or enhancement of Stockholder value. The Committee's plan includes, but is not limited to, the following:


    1. Immediately begin the process of finding a viable merger or acquisition candidate for the Company. Although no particular candidate or target has been identified, the Committee believes that an appropriate candidate would be a small profitable private company which is too small to offer stock to the public by making an initial public offering ("IPO"). An ideal situation would be any company experiencing high levels of positive cash flow.

    2. Begin negotiations with the Company's remaining creditors to either settle debts for a fraction of the amount owed or implement a long term program for the Company to pay off debt. Such negotiations, if successful, would make the Company more attractive to a merger or acquisition candidate.

    3. Immediately dismiss the Company's present Chief Executive Officer and any other full time or part time employees in order to conserve cash. Since the Company does not have an operating business there is no need to employ any full time or part time employees.

    4. Eliminate all employee benefit programs other than employee benefit plans subject to the Employee Retirement Income Security Act ("ERISA"), if any, as soon as possible. This would include unfunded benefits which are being paid to all present and past employees including but not limited to Mr. Martignoni.

    5. Immediately dismiss all consultants who presently perform services for the Company.

    6. Discontinue retainers which are presently being paid to law firms which represent the Company.

    7. Hire a consultant at a rate of less than $6,000 per year to prepare all of the Company's financial statements and Securities and Exchange Commission ("SEC") filed documents.

    8. Open to competitive bid the preparation of the Company's annual audited financial statements.

    9. Consider the cancellation of Mr. Martignoni's severance or consulting agreement pursuant to which he is paid $5,000 per month until April 1998.

    10. Consider the cancellation all of the current outstanding stock options owned by Mr. Martignoni, Mr. Boylan, Mr. Portner, and Ms. Cannon and any other stock options which were granted to any other of the Company's senior managers and Directors.

    11. Close down any offices maintained by the Company.

    12. Cease the payment of any rents.

    13. Disconnect all telephones, telephone credit cards and cellular telephones and notify the SEC that the Company can be contacted at Mr. Renna's or Mr. Pursglove's personal or business telephone number.

    The Committee believes that by implementing these and other measures it may be possible to yet make the Company a viable business enterprise. Stockholders being asked to grant Written Consents should be aware that several of the steps set forth above may involve the purposeful denial of certain legal obligations of the Company which, when denied, may lead to litigation and ultimately to increased rather than decreased Company liabilities. Further, there is no assurance, even if the Company has valid legal claims or legal or equitable defenses to otherwise valid legal claims asserted against it, that there would be sufficient or any corporate funds to pay for litigation or to assert such claims and defenses. Finally, Stockholders should consider that the mere actions of removing the Named Directors and installing the director nominees would effect a change in control of the Company and, as such, possibly violate the terms of various agreements and contracts to which the Company may be a party. This change of control may lead to additional liabilities to the Company.

                                 OTHER MATTERS

STOCKHOLDER ACTION BY WRITTEN CONSENT

    In connection with the actions proposed by the Committee to be taken it has been determined by the Committee that a solicitation of Stockholders for written consent to take the actions set forth in this Solicitation Statement without a Special Stockholders' Meeting is the most effective and efficient means by which to accomplish the objectives of the Committee as more fully stated elsewhere in this Solicitation Statement. The purpose of this solicitation is to obtain Written Consents from Stockholders with sufficient shares of Voting Stock to remove the Named Directors and to elect or install the director nominees set forth above.

REMOVAL OF EXISTING DIRECTORS

    The Committee is requesting that Stockholders grant written consent to remove Ronald Martignoni and Fred Portner, two of the existing three directors of the Company. The reasons why the Committee is requesting the Stockholders grant written consent in favor of this action are set forth above.

THE COMMITTEE RECOMMENDS GRANTING WRITTEN CONSENT "FOR" THE REMOVAL OF RONALD MATIGNONI AND FRED PORTNER AS DIRECTORS OF THE COMPANY.

ELECTION OF NEW DIRECTORS

    The Committee is requesting that Stockholders grant written consent to elect Thomas Renna and George D. Pursglove as Directors of the Company. Each of their qualifications to serve are set forth above under "NOMINEES FOR DIRECTOR." The plan or course of action they would implement is set forth above under "THE COMMITTEE'S PLAN FOR CHANGE."

THE COMMITTEE RECOMMENDS GRANTING WRITTEN CONSENT "FOR" ITS SLATE OF NEW DIRECTORS.

COST OF SOLICITING WRITTEN CONSENTS

    The cost of soliciting Written Consents will be borne by the Committee without reimbursement by the Company. In addition to the solicitation of the Written Consents by mail, the Committee has engaged the firm of Allen
Nelson & Co., for an estimated cost of $6,000, to assist in soliciting the Written Consents when, as and if their services are required. The Committee has retained the law firm of Monahan & Biagi, PLLC for an initial retainer of $25,000 to represent the Committee and the Stockholders granting Written Consents. See "-- CERTAIN RELATIONSHIPS." The Committee will reimburse brokerage firms and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding solicitation materials to beneficial owners and seeking instruction with respect thereto. The Committee expects the total costs of the solicitation to be less than $75,000.

    The Committee knows of no other matters which should be brought before the Stockholders at this time.

                                          Committee for Change at Choices

                                          Thomas Renna
                                          Co-Chairman

                                          George Pursglove
                                          Co-Chairman

Coral Springs, Florida
April   , 1998

   THIS CONSENT IS SOLICITED ON BEHALF OF THE COMMITTEE FOR CHANGE AT CHOICES

    The undersigned hereby [CHECK ONE] ___ consents or ___ abstains from consenting to the following Stockholder action:


    (1) To remove Ronald Martignoni and Fred Portner (the "Named Directors") as two of three directors of the Company; and,


    The undersigned hereby [CHECK ONE] ___ consents or ___ abstains from consenting to the following Stockholder action:

    (2) To elect a slate of new directors consisting of Thomas Renna and George
       D. Pursglove.

    The undersigned hereby represents and warrants that he is the holder of record and/or the beneficial owner of the securities of Choices Entertainment Corporation (the "Company") in the amounts set forth below as of the date of the execution of this consent.
--------------------------------------------------------------------------------

PLEASE COMPLETE, DATE AND SIGN THIS CONSENT AND MAIL IT PROMPTLY TO THE COMMITTEE FOR CHANGE AT CHOICES AT THE ADDRESS SET FORTH IN THE SOLICITATION STATEMENT ACCOMPANYING THIS CONSENT. ANY STOCKHOLDER GIVING A CONSENT MAY NOT REVOKE IT PRIOR TO THE LAPSE OF SIXTY (60) DAYS FROM THE DATE OF THE SOLICITATION STATEMENT (THE "SOLICITATION PERIOD"). THIS CONSENT, WHEN PROPERLY EXECUTED, WILL BE RELIED UPON TO TAKE THE ACTIONS SET FORTH ABOVE. STOCKHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH IN THE SOLICITATION STATEMENT BEFORE SIGNING THIS CONSENT.
--------------------------------------------------------------------------------

Dated: --------------------------------, 1998.
                                                          --------------------------------------------
                                                                                 Signatures

Print shareholder Name(s) exactly                         Complete if known:
as it/they appear(s) on your certificate or brokerage
account where they are held:

                                                          Certificate No.: ------------------------------
--------------------------------------------
                                                          No. of Shares: -------------------------------
                                                          Class of Shares: -----------------------------
--------------------------------------------
                                                                                                [Common/Preferred]